[ING STATIONERY]

Edgar

April 6, 2009

Patrick Scott
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-4644

Re:	ING USA Annuity and Life Insurance Company (“Company”)
Separate Account B (“Registrant”)
Post-effective Amendment No. 49 to Registration Statement on Form N-4
File Nos. 811-05626/333-28679

Dear Mr. Scott:

This filing is on behalf of ING USA Annuity and Life Insurance Company and its Separate
Account B. We are making this filing, Post-effective Amendment No. 49 to the Registration Statement on Form N-4, to reflect changes in response to your oral comments of March 27, 2009.

This letter responds to each comment directly. Below, each comment is set forth followed by our response. The changes are marked and highlighted in the attached excerpt. At the end of this letter are our Tandy representations.

1.	Fees and Expenses – Contract Owner Transaction Expenses – Premium Tax (p. 2):
Please disclose the basis on which any premium tax is deducted.

Response: We revised the disclosure to clarify that any premium tax is deducted from the contract value. This clarification appears in a new footnote to the fee table.

The Registrant acknowledges and agrees that: (i) should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require anything more or different. I can be reached at (610) 425-3404 or scott.kreighbaum@us.ing.com.

Respectfully,

/s/ John S. Kreighbaum John S. (Scott) Kreighbaum Counsel

EXCERPT

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted.

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	Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed	0	1	2	3	4	5	6	7	8+
Since Premium Payment
Surrender Charge (as a	8%	7%	6%	5%	4%	3%	2%	1%	0%
percentage of Premium
Payment withdrawn)

Transfer Charge						$25 per transfer, currently zero

Premium Tax[2]						0% to 3.5%

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1 If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions.
This may increase or decrease your contract value and/or your transfer or surrender amount.

2 Any premium tax is deducted from the contract value.

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